Exhibit 99.1

VIA optronics Reports Third Quarter 2020 Results

Total revenue rose 42.5% from Q3 2019 and 11.2% from Q2 2020

Achieved pre-tax profit of €1.4 million compared to a pre-tax loss of €4.8 million in Q3 2019

Nuremberg, Germany and New York, NY: October 29, 2020 - VIA optronics AG (NYSE: VIAO) (“VIA”), a leading supplier of enhanced display solutions, today announced financial results for the third quarter ending September 30, 2020. The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

“We are very pleased to report a strong first quarter as a public company,” said Jürgen Eichner, CEO & Founder of VIA. “During the quarter, we shipped the first prototypes of a large cold form glass and display assembly for a leading US-based electric vehicle company, marking our first cold form project with a U.S. auto manufacturer, and we expect to begin mass production in early 2021. Our pipeline and outlook remain robust, positioning us well for a strong finish to the year. We expect our momentum to remain strong in 2021 as we begin to ramp up production on this and other important projects.”

Third Quarter 2020 Financial Summary

•	Total revenue of €43.6 million, or an increase of 42.5%, compared to €30.6 million in the third quarter of 2019.

o	Display Solutions revenue of €35.9 million, or an increase of 41.9%, compared to €25.3 million in the third quarter of 2019.

o	Sensor Technologies revenue of €7.7 million, or an increase of 45.3%, compared to €5.3 million in the third quarter of 2019.

•	Gross profit margin in the third quarter of 2020 of 14.7% compared to 1.6% in the third quarter of 2019.

o	Display Solutions gross profit margin of 14.2% compared to 11.9% in the third quarter of 2019.

o	Sensor Technologies gross profit margin of 16.9% compared to (47.2)% in the third quarter of 2019.

•	Operating income of €1.7 million compared to an operating loss of €(5.2) million in the third quarter of 2019.

•	Net profit of €1.5 million, or earnings of €0.47 per basic and diluted share, compared to net profit €0.2 million, or loss of €(0.01) per basic and diluted share, in the second quarter of 2020.

•	EBITDA of €3.5 million in the third quarter of 2020 compared to an EBITDA loss of €(3.7) million in the third quarter of 2019.

o	Display Solutions EBITDA of €2.1 million compared to an EBITDA loss of €(2.0) million in the third quarter of 2019.

o	Sensor Technologies EBITDA of €1.4 million compared to an EBITDA loss of €(1.7) million in the third quarter of 2019.

•	For the third quarter of 2020 and 2019, there have been no adjustments to EBITDA.

“Our third quarter financial results demonstrate continued momentum that exceeded our expectations,” said Daniel Jürgens, CFO of VIA. “Our results reflect strong margin expansion in each of our business segments. We strengthened our balance sheet through the completion of our IPO during the quarter and are well positioned to capitalize on the growth opportunities ahead of us.”

Outlook

For the fourth quarter 2020, VIA expects total revenue of €37 million to € 40 million.

For information regarding the non-IFRS financial measures discussed in this release, please see "Non-IFRS Financial Measures" and a reconciliation of IFRS to non-IFRS financial measures from EBITDA to operating income (loss) in the Segment Information section below.

Conference Call

VIA will host a conference call to discuss its results and will provide a corporate update at 1:30 p.m. Central European Time / 8:30 a.m. Eastern Time the today. The live webcast of the call can be accessed at the VIA Investor Relations website at https://investors.via-optronics.com, along with the company's earnings press release. The U.S. dial-in number for the call is 1-877-407-8291 or 1-201-689-8345 for non-US callers. The live event can also be accessed through this Call meTM link. Please ask to be connected to the VIA optronics AG call. An archived version of the webcast will be available on the VIA Investor Relations website for 90 days.

About VIA:

VIA is a leading provider of enhanced display solutions for multiple end-markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications as well as demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras and other hardware components. VIA’s intellectual property portfolio, process know-how, and optical bonding and metal mesh touch sensor and camera module technologies provide enhanced display solutions that are built to meet the specific needs of its customers.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: our ability to meet customers' requirements for quality and performance or their demands as to timing or quantity; our dependence upon sales to certain customers and material fluctuation in purchase volumes period on period; our dependence upon our relationships with our strategic partners; our ability to develop new products and win business, to convert project wins into revenue and to manage our costs during the product development cycle; the impact of the ongoing COVID-19 pandemic; our ability to adapt to risks inherent in doing business on a global level and in particular in China, including tariffs, trade wars, pandemics (such as COVID-19), economic and geopolitical instability and changes in regulatory requirements; the length of the product development cycle for our OEM, Tier-1 Supplier, and other customers; our dependence upon the commercial success of our customers' products; our dependence upon a limited number of suppliers for a number of our raw materials and equipment, including the silicone material used in VIA bond plus; delays in the production of our direct customers' product offerings, including due to performance issues with, or supply shortages of, component parts unrelated to our solutions; volatility in the prices or availability of certain components and raw materials used in our business; our ability to protect our know how, trade secrets and other intellectual property; our ability to manage the expansion of our operations effectively; our ability to attract and retain key management or other key personnel; our ability to raise additional capital on attractive terms, or at all, if needed; and the other risks indicated in VIA's filings with the Securities and Exchange Commission ("SEC"), especially the Registration Statement on Form F-1 filed with the SEC on September 22, 2020 (which was declared effective by the SEC on September 24, 2020). Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures

Our management and supervisory boards utilize both IFRS and non-IFRS measures in a number of ways, including to facilitate the determination of our allocation of resources, to measure our performance against budgeted and forecasted financial plans and to establish and measure a portion of management's compensation.

The non-IFRS measures used by our management and supervisory boards include:

•	EBITDA, which we define as net profit (loss) calculated in accordance with IFRS before financial result, taxes, depreciation and amortization; for purposes of our EBITDA calculation, we define "financial result" to include financial result as calculated in accordance with IFRS and foreign exchange gains (losses) on intercompany indebtedness;

Our management and supervisory boards believe these non-IFRS measures are helpful tools in understanding certain aspects of our financial performance and are important supplemental measures of operating performance because they eliminate items that may have less bearing on our operating performance and highlight trends that may not otherwise be apparent when relying solely on IFRS financial measures. As an example, our acquisition of VTS in 2018 included acquisition-related costs, such as costs attributable to the consummation of the transaction and integration of VTS as a consolidated subsidiary (composed substantially of professional services fees, including legal, accounting and other consultants) and any transition compensation costs, and were not considered to be related to the continuing operation of VTS's business and are generally not relevant to assessing or estimating the long-term performance of VTS. We also believe that these non-IFRS measures are useful to investors and other users of our financial statements in evaluating our performance because these measures are the same measures used by our management and supervisory boards for these purposes.

VIA optronics AG

Consolidated Statement of Financial Position

Millions of EUR	September 30, 2020	December 31, 2019
Assets

Non-current assets	20.7	25.0
Intangible assets	4.6	6.0
Property and equipment	15.5	18.6
Other financial assets	0.2	0.2
Deferred tax assets	0.4	0.2

Current assets	131.3	56.7
Inventories	17.7	14.5
Trade accounts receivables	21.3	25.2
Current tax assets	0.1	0.1
Other non-financial assets	4.8	7.6
Cash and cash equivalents	87.4	9.3

Total assets	152.0	81.7

Equity and liabilities

Equity attributable to equity holders of the parent	67.9	0.9
Share capital	4.3	3.0
Capital reserve	69.2	4.2
(Accumulated deficit)	(5.8)	(6.3)
Currency translation reserve	(0.1)	0.0
Advances received for shares to be issued	0.3	0.0
Non-controlling interests	0.2	0.3
Total equity	68.1	1.2

Non-current liabilities	9.8	12.4
Loans	1.9	2.8
Provisions	0.1	0.1
Lease liabilities	7.7	8.8
Deferred tax liabilities	0.1	0.7

Current liabilities	74.1	68.1
Loans	31.5	28.6
Trade accounts payable	25.4	24.1
Current tax liabilities	0.4	0.3
Provisions	0.5	2.0
Lease liabilities	2.4	3.2
Other financial liabilities	7.8	5.8
Other non-financial liabilities	6.1	4.1

Total equity and liabilities	152.0	81.7

VIA optronics AG

Consolidated Statements of Operations Data

	Three Months Ended September 30,		Nine Months Ended September 30,
Millions of EUR	2020	2019	2020	2019
Revenue	43.6	30.6	108.5	101.2
Cost of sales	(37.2)	(30.2)	(92.4)	(93.6)
Gross profit	6.4	0.5	16.1	7.6
Selling expenses	(1.1)	(1.5)	(3.3)	(3.7)
General administrative expenses	(3.4)	(2.6)	(9.8)	(10.2)
Research and development expenses	(0.4)	(0.7)	(1.5)	(1.2)
Other operating income	1.4	0.7	3.0	2.3
Other operating expenses	(1.2)	(1.7)	(2.4)	(2.7)
Operating income/(loss)	1.7	(5.2)	2.1	(8.0)
Financial result	(0.3)	(0.4)	(1.0)	(1.2)
Profit/(loss) before tax	1.4	(5.6)	1.1	(9.2)

Earnings per Share (EPS):

Millions of EUR (except share and per share amounts)	Three Months Ended September 30, 2020	Three Months Ended June 30, 2020	Nine Months Ended September 30, 2020	Six Months Ended June 30, 2020
Income/(loss) after taxes from continuing operations (attributable to VIA optronics AG shareholders)	1.4	(0.02)	0.5	(0.9)
Weighted average of shares outstanding	3,068,681	3,000,000	3,022,894	3,000,000
Earnings/(loss) per share in EUR (basic and diluted)	0.47	(0.01)	0.17	(0.30)

VIA optronics AG

Segment Information

2020:

Nine Months Ended September 30, 2020	Display Solutions	Sensor Technologies	Total segments	Consolidation adjustments	Consolidated Total
Millions of EUR
External revenues	89.2	19.2	108.5	-	108.5
Inter-segment revenues	-	2.3	2.3	(2.3)	-
Total revenues	89.2	21.5	110.8	(2.3)	108.5
Gross profit	12.7	3.4	16.1	-	16.1
Operating income (loss)	1.7	0.4	2.1	-	2.1
Depreciation and amortization	1.9	3.4	5.3	-	5.3
EBITDA	3.6	3.8	7.4	-	7.4

Three Months Ended September 30, 2020	Display Solutions	Sensor Technologies	Total segments	Consolidation adjustments	Consolidated Total
Millions of EUR
External revenues	35.9	7.7	43.6	-	43.6
Inter-segment revenues	-	0.7	0.7	(0.7)	-
Total revenues	35.9	8.4	44.3	(0.7)	43.6
Gross profit	5.1	1.3	6.3	0.1	6.4
Operating income (loss)	1.5	0.2	1.7	-	1.7
Depreciation and amortization	0.6	1.2	1.8	-	1.8
EBITDA	2.1	1.4	3.5	-	3.5

2019:

Nine Months Ended September 30, 2019	Display Solutions	Sensor Technologies	Total segments	Consolidation adjustments	Consolidated Total
Millions of EUR
External revenues	83.6	17.6	101.2	-	101.2
Inter-segment revenues	-	1.4	1.4	(1.4)	-
Total revenues	83.6	19.0	102.6	(1.4)	101.2
Gross profit	11.2	(3.6)	7.6	-	7.6
Operating income (loss)	(1.9)	(6.1)	(8.0)	-	(8.0)
Depreciation and amortization	1.4	3.2	4.6	-	4.6
EBITDA	(0.5)	(2.9)	(3.4)	-	(3.4)

Three Months Ended September 30, 2019	Display Solutions	Sensor Technologies	Total segments	Consolidation adjustments	Consolidated Total
Millions of EUR
External revenues	25.3	5.3	30.6	-	30.6
Inter-segment revenues	-	0.7	0.7	(0.7)	-
Total revenues	25.3	6.0	31.3	(0.7)	30.6
Gross profit	3.0	(2.5)	0.5	-	0.5
Operating income (loss)	(2.5)	(2.7)	(5.2)	-	(5.2)
Depreciation and amortization	0.5	1.0	1.5	-	1.5
EBITDA	(2.0)	(1.7)	(3.7)	-	(3.7)